Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

June 24, 2019

VIA EDGAR

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:          360 Finance, Inc. (CIK No. 0001741530)

Registration Statement on Form F-1, as amended (File No. 333-232259)

Ladies and Gentlemen:

We hereby join 360 Finance, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on June 26, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 14 copies of the Company’s preliminary prospectus dated June 21, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Lydia Liu
	Name:	Lydia Liu
	Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As a representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Winston Hu
	Name:	Winston Hu
	Title:	Executive Director

[Signature Page to the Acceleration Request]